Exhibit 99.1

2017-09-25

PRESS RELEASE

Annual General Meeting of Oasmia Pharmaceutical AB (publ)

held on 25 September 2017

Oasmia Pharmaceutical AB (publ) held its AGM on Monday, 25 September 2017. The main resolutions passed at the meeting were as follows.

Adoption of balance sheets and profit and loss accounts

It was resolved at the meeting to adopt the profit and loss account and balance sheet, as well as the consolidated profit and loss account and consolidated balance sheet for the financial year 2016/2017.

Allocation regarding the Company’s result

In accordance with the board’s proposal, it was resolved at the meeting that no dividends shall be paid and that share premium reserve SEK 1,074,619,456 accumulated result SEK minus 639,377,516 and the result for the year SEK minus 160,072,959, in total SEK 275,168,981 will be carried forward.

Discharge from liability

The meeting discharged the directors and the CEO from liability towards the Company for the financial year 2016/2017.

Board and auditors

In accordance with the nomination committee’s proposal, it was resolved at the meeting that the board shall be composed of five directors with no alternates.

It was resolved, in accordance with the Nomination Committee's proposal, to re-elect Julian Aleksov, Lars Bergkvist, Bo Cederstrand and Alexander Kotsinas as Directors. Per Langö was elected as new director. Julian Aleksov was re-elected Chairman of the Board.

It was resolved, in accordance with the Nomination Committee’s proposal, that Board members shall receive remuneration of SEK 150 000 per year, with the exception of the Chairman of the Board, who shall receive remuneration of SEK 300 000 per year. However, board members who receive other salary or other remuneration from the company shall not receive board fees.

It was resolved, in accordance with the Nomination Committee’s proposal, to re-elect the registered audit company Ernst & Young AB be as auditor and that fees will be paid to the auditor on current account.

Nomination committee

It was resolved at the meeting to adopt principles for the appointment of the Nomination Committee in accordance with the Nomination Committee’s amended proposal. The resolution essentially included the following.

A nomination committee shall be appointed for the period until a new nomination committee has been appointed to prepare and submit proposals for the shareholders at the annual general meeting in 2018 concerning: chairman of the meeting, number of Board of Directors, election of Board of Directors and Chairman of the Board, election of auditor, auditor’s fees, and other questions that may be placed on the nomination committee according to the Swedish Code of Corporate Governance.

The nomination committee shall consist of three members, who shall be appointed as follows; Before the end of the third quarter of the financial year the Chairman of the Board shall contact the two major shareholders of the company, which shall then appoint one member to the nomination committee. If any of the two major shareholders refrain from appointing a member, the Chairman of the Board shall invite the third largest shareholder to appoint a member. The analysis of the ownership shall be based on the list of registered shareholders, kept by Euroclear Sweden AB, as of 31 December, and on any other circumstances known to the Chairman of the Board. In the event that a member resigns from the nomination committee before the nomination committee's assignment is completed, the shareholder who appointed the departing member shall elect a replacement. Should any significant change in share ownership occur after the election committee has been established, the Chairman of the Board shall hold dialogue with the major shareholders regarding any potential change in the composition of the nomination committee. The Chairman of the Board should be one of the members in the nomination committee. Unless the members of the nomination committee agree otherwise, the member representing the largest shareholder in the vote shall be elected the Chairman of the nomination committee.

No remuneration is paid to members of the nomination committee. However, the nomination committee is entitled to charge the company with reasonable costs for the execution of the assignment.

Guidelines for remuneration to executive management

It was resolved at the meeting to adopt the guidelines for remuneration to executive management, as proposed by the Nomination Committee. The resolution essentially included the following.

Remuneration to senior executives shall consist of fixed salary, pension allocations and health insurance. In the event of termination on the part of the company, the period of notice for the Chief Executive Officer shall be no more than 12 months. In the event of termination on the part of the Chief Executive Officer, the period of notice shall be no more than three months. For other people in the company management, the period of notice shall normally be six months if termination is initiated by the company, and three months if termination is initiated by the employee. No special severance pay shall be paid. A decision regarding any shares and share price-related incentive programs aimed at people in the company management shall be made by the general meeting.

Alteration of the articles of association

The general meeting resolved, in accordance with the Nomination Committee’s proposal, to alter Section 4 of the articles of association whereby the limits for the share capital and number of shares were altered.

Issue authorization

The general meeting resolved, in accordance with the Board’s proposal, to authorize the Board to, on one or several occasions during the period up to the next annual general meeting, resolve on an issue of shares, warrants and/or convertible instruments. The Board shall be authorized to adopt decisions on an issue of shares, warrants and/or convertible instruments with or without deviation from the shareholders’ pre-emption rights and/or an issue in kind or an issue by way of set-off or otherwise on such terms and conditions as referred to in Chapter 2, Section 5, second paragraph, points 1-3 and 5, of the Swedish Companies Act. The new shares, warrants and/or convertible instruments shall, in the event of a deviation from the shareholders’ pre-emption rights, be issued at a subscription price based on the share price at the time of the issue (or in case of warrants or convertibles, with the share price as basis for a market valuation), decreased by any discount in line with market practise that the Board deems necessary. All other terms are decided by the Board, but shall be in line with market practise. A maximum of 62 million shares can be issued under the authorization (including the shares that may arise after the exercise or conversion of warrants and convertible bonds issued under the authorization).

For more information, please contact

Mikael Asp, CEO

Phone: +46 18 - 50 54 40

E-mail: mikael.asp@oasmia.com

Notes to editors:

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information is information that Oasmia Pharmaceutical AB is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 13.15 CET on September 25, 2017.